Item 77I - 	Deutsche Strategic Municipal
Income Trust (the "Fund")

Effective December 1, 2017, the terms of the Fund's
Floating Rate Municipal Term Preferred Shares, Series
2018 ("Series 2018 MTPS") were amended to extend the term redemption date of the Series 2018 MTPS to December 1, 2020. Except for the above-described extension and a related technical amendment, the material terms and conditions of the Fund's Series 2018
MTPS remain the same.